Exhibit 11
CONSENT OF INDEPENDENT ACCOUNTANTS
We hereby consent to the incorporation by reference, into the Prospectuses and Statement of Additional Information in Post-Effective Amendment No. 41 to the Registration Statement on Form N-1A of Fidelity Advisor Series VIII:
Fidelity Advisor Emerging Markets Income Fund, Fidelity Advisor Strategic Income Fund, and Fidelity Advisor Strategic Opportunities Fund of our reports dated February 13, 1997 on the financial statements and financial highlights included in the December 31, 1996 Annual Reports to Shareholders of Fidelity Advisor Emerging Markets Income Fund, Fidelity Advisor Strategic Income Fund, and Fidelity Advisor Strategic Opportunities Fund. We further consent to the references to our Firm under the headings "Financial Highlights" in the Prospectuses and "Auditor" in the Statement of Additional Information.
              /s/ COOPERS & LYBRAND L.L.P.
        COOPERS & LYBRAND L.L.P.
Boston, Massachusetts
February 19, 1997